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                            January 19, 2021

       Neil Gehani
       Manager
       Trilogy Multifamily Income & Growth Holdings I, LLC
       520 West Erie Street
       Chicago, IL 60654

                                                        Re: Trilogy Multifamily
Income & Growth Holdings I, LLC
                                                            Amendment to
Offering Statement on Form 1-A
                                                            Filed January 8,
2021
                                                            File No. 024-11333

       Dear Mr. Gehani:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 29, 2020 letter.

       Amendment to Offering Statement on Form 1-A

       General

   1. We note that you have removed references in the offering statement to a minimum offering amount. Please
tell us whether that changes the response you provided to
                                                        comment 4 in our letter
dated October 29, 2020.
 Neil Gehani
FirstName  LastNameNeil  Gehani
Trilogy Multifamily Income & Growth Holdings I, LLC
Comapany
January 19,NameTrilogy
            2021        Multifamily Income & Growth Holdings I, LLC
January
Page 2 19, 2021 Page 2
FirstName LastName
       You may contact Jorge Bonilla at 202-551-3414 or Robert Telewicz at 202-551-3438 if
you have questions regarding the financial statements and related matters. Please contact Ronald
(Ron) E. Alper at 202-551-3329 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:      T. Rhys James